Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

04036716

Company Registration No. 163
: 66(0) 2591-0705, 2591-0706

September 2, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 050/2004**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I& II) in August 2004

  Date: September 2, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

9/9

Summary Translation Letter
To the Stock Exchange of Thailand
September 2, 2004

SSA-CP 050/2004

September 2, 2004

Subject: Report on the results of the exercise of warrants (ESOP Grant I& II) in August 2004

To: The President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company and the Company changed the par value of the Company's shares from 10 Baht per share to 5 Baht per share on May 14, 2004.

Upon the change of the par value, the Company has to make adjustment to the Warrants in order to be in line with terms and conditions of the filing. The details of Warrants now is as follows;

The detail of ESOP	ESOP Grant I	ESOP Grant II
Issued amount	8,000,000 units	4,400,100 units
Issued dated	March 27, 2002	May 30, 2003
Exercise price	13.375 Baht per share	6.42 Baht per share
Exercise ratio	1 warrant per 2 ordinary shares	
Maturity of warrants	5 years from the first date of the issuance and offering of warrant	

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I & II) in August 2004, as follows;

The detail	ESOP Grant I	ESOP Grant II
The number of exercised warrants in this month	-	426,900 units
The number of unexercised warrant	7,588,600 units	3,870,600 units
The number of ordinary shares derived from this exercise	-	853,800 shares
The number of remaining ordinary shares reserved for warrants	15,177,200 shares	7,741,200 shares